UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file no.: 333-93785
Donegal Mutual Insurance Company 401(k) Plan
1195 River Road
Marietta, Pennsylvania 17547
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
Donegal Group Inc.
1195 River Road
Marietta, Pennsylvania 17547
(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

DONEGAL MUTUAL INSURANCE
COMPANY 401(k) PLAN
FINANCIAL STATEMENTS WITH
SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2009 AND 2008
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H — Financial Information (Form 5500)

Part IV Line 4i — Schedule of Assets (Held at End of Year)	14

Exhibit 23.1	17
EX-23.1

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Donegal Mutual Insurance Company 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Donegal Mutual Insurance Company 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2009 basic financial statements taken as a whole.

/s/ ParenteBeard LLC
ParenteBeard LLC
Lancaster, Pennsylvania
June 24, 2010

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
Assets

Investments, at fair value:
Interest-bearing cash	$4,998,093	$4,510,236
Common/collective trusts	3,875,268	3,070,428
Registered investment companies	26,409,154	18,714,733
Employer securities	4,641,473	4,717,809

	39,923,988	31,013,206

Receivables:
Employer’s contributions	45,956	—
Participants’ contributions	73,775	—

	119,731	—

Net Assets Available for Benefits	$40,043,719	$31,013,206

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Investment Income (Loss):
Interest	$21,807	$104,835
Dividends	770,305	764,605
Net realized/unrealized appreciation (depreciation) in fair value of investments	5,357,148	(11,898,392)

	6,149,260	(11,028,952)

Contributions:
Employer	1,348,442	1,245,816
Participants	2,232,868	2,136,478
Rollover	17,606	38,165

	3,598,916	3,420,459

	9,748,176	(7,608,493)

Benefits Paid to Participants	(1,947,377)	(2,170,260)

Transfers into the Plan	1,229,714	1,772,477

Net Increase (Decrease)	9,030,513	(8,006,276)

Net Assets Available for Benefits -
Beginning of Year	31,013,206	39,019,482

End of Year	$40,043,719	$31,013,206

The accompanying notes are an integral
part of these financial statements.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN
The following description of the Donegal Mutual Insurance Company (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) plan, which became effective January 1, 1998. All employees of the Company are eligible to participate as of the first day of the month after the month in which their employment with the Company commences. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Plan Transfer
On August 11, 2009, the Company’s board of directors and The Sheboygan Falls Insurance Company’s board of directors approved the merger of the The Sheboygan Falls Insurance Company 401(k) Plan into the Plan. On September 11, 2009, The Sheboygan Falls Insurance Company 401(k) Plan was merged into the Plan. The amount transferred to the Plan amounted to $1,229,714 which consisted of $44,634 of common/collective trusts and $1,185,080 of registered investment companies.
On April 25, 2008, the Company’s board of directors and The Peninsula Insurance Company’s board of directors approved the merger of The Peninsula Insurance Company 401(k) plan into the Plan. On July 1, 2008, The Peninsula Insurance Company 401(k) plan was merged into the Plan. The amount transferred to the plan amounted to $1,772,477, which consisted of $629,109 of common/collective trusts and $1,143,368 of registered investment companies.
Contributions
Participants may contribute between 1% and 100% of their annual compensation up to the maximum limit established by the Internal Revenue Code (IRC). Contributions made to each participant’s account will be invested, based on the individual’s direction, in various investment options. The Company will contribute, on behalf of each participant, a sum equal to 100% of the first 3% of participant deferrals and 50% of the next 6%. Participants may also contribute qualified rollovers.
Newly hired employees are automatically enrolled into the Plan at 3% of eligible compensation. Employee deferrals will automatically be increased by 1% at the

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN (Cont’d)
Contributions (Cont’d)
beginning of each successive year until the deferred percentage reaches 6%. Employees not selecting an investment option for their deferrals have their contributions invested in the Putnam Asset Allocation – Conservative Portfolio. Employees have the option to opt out of participation or change their elective deferral at any time following their eligibility date.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of the following in accordance with Plan provisions: (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their salary deferral and rollover contributions, as well as all amounts that transferred into the Plan during the 2000 year from the discontinued Money Purchase Pension Plan and Profit Sharing Plan and earnings theron. Vesting of employer matching contributions and earnings thereon is based on years of service. A participant is 100% vested after 2 years of credited service.
Payment of Benefits
The normal retirement date is the first of the month following attainment of age 65. Early retirement is possible at age 55. Benefits are paid in the form of a lump-sum distribution. Upon termination of service for other reasons, participants will receive a lump-sum distribution if the total of their vested balance does not exceed $1,000. If the vested balance exceeds $1,000, but is less than $5,000, the participant may elect to receive a lump-sum distribution, however, if no election is made, the Plan Committee will pay the distribution in a direct rollover to an individual retirement account designated by the Plan Committee. If the vested balance exceeds $5,000, the assets will generally be held in the Plan until the participant’s normal or early retirement date. However, participants are entitled to receive the entire balance in their employee account and employer account (if vested) as a lump-sum distribution, as soon as administratively possible. There is a provision available to allow hardship withdrawals of benefits prior to termination of employment as defined in the Plan and in compliance with the IRC.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN (Cont’d)
Forfeitures
Forfeitures arising from distributions to participants who are less than 100% vested will be used to restore any accounts of participants reemployed during the Plan year or to reduce employer contributions per guidelines established by the Plan. Forfeitures used to reduce employer contributions totaled $24,965 in 2009 and $44,474 in 2008. As of December 31, 2009 and 2008, there were $26,297 and $24,965 of unallocated forfeitures, respectively.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Codification
In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification) as the sole source of authoritative accounting principles generally accepted in the United States of America. As a result, all references to accounting literature will conform to the appropriate reference within the Codification. The adoption of the Codification, which became effective during September 2009, did not have any impact on the Plan’s financial statements.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)
Investment Valuation and Income Recognition
Investments are valued at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits
Benefits are recorded when paid.
Income Taxes
The Plan is exempt from federal income taxes under the Internal Revenue Code. The Plan adopted guidance on accounting for uncertain tax positions during the year ended December 31, 2008. The adoption did not have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.
Subsequent Events
The Plan adopted new guidance on disclosures for subsequent events during the year ended December 31, 2009. The adoption did not have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.
The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.
3. FAIR VALUE MEASUREMENTS
The Plan accounts for financial assets using a framework that establishes a hierarchy that ranks the quality of inputs, or assumptions, used in the determination of fair value, and the Plan classifies financial assets and liabilities carried at fair value in one of the following three categories:
Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – directly or indirectly observable inputs other than Level 1 quoted prices; and
Level 3 – unobservable inputs not corroborated by market data.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
3. FAIR VALUE MEASUREMENTS (Cont’d)
The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2009 or 2008.
For investments that have quoted market prices in active markets, the Plan uses the quoted market price as fair value and includes these investments in Level 1 of the fair value hierarchy. The Plan classifies employer securities, registered investment companies and interest-bearing cash as Level 1. When quoted market prices in active markets are not available, the Plan bases fair values on underlying market values for the common/collective trusts provided by the Plan trustee. Further information concerning the common/collective trusts may be obtained from their separate audited financial statements. The Plan classifies common/collective trusts as Level 2. The Plan had no investments classified as Level 3 during the years ended December 31, 2009 and 2008.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
3. FAIR VALUE MEASUREMENTS (Cont’d)
The Plan evaluates assets and liabilities (if any) on a recurring basis to determine the appropriate level at which to classify them for each reporting period. The following table presents the fair value measurements for the Plan’s investments by level, within the fair value hierarchy as of December 31:

		Fair Value Measurements Using
		Quoted Prices in
		Active Markets for	Significant Other	Significant
		Identical Assets	Observable Inputs	Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
	2009
Interest-bearing Cash	$4,998,093	$4,998,093	$—	$—

Common/Collective Trusts	3,875,268	—	3,875,268	—

Registered Investment Companies	26,409,154	26,409,154	—	—

Employer Securities	4,641,473	4,641,473	—	—

Total	$39,923,988	$36,048,720	$3,875,268	$—

	2008
Interest-bearing Cash	$4,510,236	$4,510,236	$—	$—

Common/Collective Trusts	3,070,428	—	3,070,428	—

Registered Investment Companies	18,714,733	18,714,733	—	—

Employer Securities	4,717,809	4,717,809	—	—

Total	$31,013,206	$27,942,778	$3,070,428	$—

4. INVESTMENTS
Putnam Investments is both the trustee and custodian that held the funds for the Plan during the 2009 and 2008 years and maintains an individual account for each participant. Contributions made on a participant’s behalf under the Plan are directly allocated to that participant’s account.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
4. INVESTMENTS (Cont’d)
Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.
Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.
The following table presents the fair values of investments that represent 5% or more of the Plan’s net assets as of December 31:

	2009	2008
Interest-bearing cash – Putnam
Money Market Fund	$4,998,093	$4,510,236
Common/collective trust
Putnam S&P 500 Index Fund	2,559,371	2,088,781
Registered investment companies
PIMCO Total Return Fund	3,277,125	2,612,036
Putnam Asset Allocation — Balanced Portfolio	2,251,893	1,551,149
Putnam International Equity Fund	2,811,581	2,268,423
Putnam Equity Income Fund	2,949,785	2,399,580
Employer securities
Donegal Group Inc. Class A common stock	3,720,532	3,782,066
During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	2009	2008
At fair value as determined by quoted market prices:
Registered investment companies	$5,019,952	$(10,644,803)

Employer securities	(265,404)	(143,721)
Otherwise determined:

Common/collective trusts	602,600	(1,109,868)

	$5,357,148	$(11,898,392)

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
5. TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated September 28, 2009 that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Company believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
Therefore, no provision for income taxes has been included in the Plan’s financial statements.
6. RELATED PARTY AND PARTY-IN-INTEREST
The Plan held 239,416 shares of Class A and 54,818 shares of Class B Donegal Group Inc. common stock with fair values of $3,720,532 and $920,941, respectively, as of December 31, 2009. The Plan held 225,526 shares of Class A and 54,818 shares of Class B Donegal Group Inc. common stock with fair values of $3,782,066 and $935,743, respectively, as of December 31, 2008. The net realized/unrealized depreciation in fair value of Donegal Group Inc. common stock (including Class A and Class B) during 2009 and 2008 was $265,404 and $143,721, respectively. Dividends received from Donegal Group Inc. in 2009 and 2008 were $126,374 and $109,371, respectively. As of December 31, 2009 and 2008, the Class A shares of Donegal Group Inc. common stock represent more than 5% of net assets available for benefits.
In addition, certain 2009 and 2008 Plan year investments are interest-bearing cash, common/collective trusts, and registered investment companies managed by Putnam Investments. Putnam Investments is the trustee and the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
7. ADMINISTRATIVE EXPENSES
Certain administrative functions are performed by officers or employees of the Plan’s sponsor. No such officer or employee receives compensation from the Plan. All of the Plan’s administrative fees, such as trustee fees, and audit fees were paid directly by the Company in 2009 and 2008.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
8. PLAN TERMINATION
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SUPPLEMENTAL SCHEDULE

Schedule H — Financial Information (Form 5500)
Part IV — Line 4i — Schedule of Assets (Held at End of Year)
Name of Plan Sponsor: Donegal Mutual Insurance Company
Name of Plan: Donegal Mutual Insurance Company 401(k) Plan
Employer Identification Number: 23-1336198
Three-digit Plan Number: 003
December 31, 2009

		(c)
		Description of investment including maturity
	(b)	date, rate of interest, collateral, par, or		(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	maturity value		Cost	Current Value

*	Putnam Money Market Fund	4,998,093	Shares of Money Market Fund	**	$4,998,093

	Total interest-bearing cash				4,998,093

*	Putnam Bond Index Fund	73,844	Common/Collective Trust Units	**	1,315,897
*	Putnam S&P 500 Index Fund	82,163	Common/Collective Trust Units	**	2,559,371

	Total common/collective trusts				3,875,268

	Oakmark Equity & Income Fund	69,557	Mutual Fund Shares	**	1,776,493
	MSIF Small Company Growth Fund	111,520	Mutual Fund Shares	**	1,166,503
	PIMCO Total Return Fund	303,438	Mutual Fund Shares	**	3,277,125
	The Janus Fund	67,199	Mutual Fund Shares	**	1,764,653
	American Funds New Perspective Fund R4 Class	2,953	Mutual Fund Shares	**	75,040
	Davis New York Venture Fund	52,412	Mutual Fund Shares	**	1,623,729
	American Funds Growth Fund of America	42,301	Mutual Fund Shares	**	1,146,777
*	Putnam Asset Allocation — Growth Portfolio	154,097	Mutual Fund Shares	**	1,710,481
*	Putnam Asset Allocation — Balanced Portfolio	225,189	Mutual Fund Shares	**	2,251,893
*	Putnam Asset Allocation — Conservative Portfolio	136,798	Mutual Fund Shares	**	1,190,138
*	Putnam International Equity Fund	151,323	Mutual Fund Shares	**	2,811,581
*	Putnam Equity Income Fund	216,896	Mutual Fund Shares	**	2,949,785
	Lord Abbett Small Cap Blend Fund A Class	62,518	Mutual Fund Shares	**	837,116
*	Putnam Diversified Income Trust	15,326	Mutual Fund Shares	**	121,079
	Baron Asset Fund	22,071	Mutual Fund Shares	**	1,019,889
	Artisan Mid Cap Value Fund Investor Class	53,155	Mutual Fund Shares	**	955,719
	Neuberger & Berman Genesis Trust	44,106	Mutual Fund Shares	**	1,731,153

	Total registered investment companies (mutual funds)				26,409,154

*	Donegal Group Inc.	239,416	Shares of Class A Common Stock	**	3,720,532
*	Donegal Group Inc.	54,818	Shares of Class B Common Stock	**	920,941

	Total employer securities				4,641,473

	Total investments				$39,923,988

*	Party-in-interest

**	Historical cost information is not required to be disclosed for participant-directed investments.

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DONEGAL MUTUAL INSURANCE COMPANY 401(k) PLAN
Date: June 24, 2010	By:	/s/ Donald H. Nikolaus
Donald H. Nikolaus, Trustee

	By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Trustee

	By:	/s/ Daniel J. Wagner
Daniel J. Wagner, Trustee

DONEGAL MUTUAL INSURANCE COMPANY
401(k) PLAN
EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of ParenteBeard LLC (filed herewith)